SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                SEC File Number 0-20801
(Check One):
[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

For the Period Ended:   September 30, 1996
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on From N-SAR
For the Transition Period Ended:


PART I.  REGISTRANT INFORMATION

Full name of registrant:   Ultimistics, Inc.

Former name if applicable:

                  230 Park Avenue, Suite 1000
       Address of Principal executive office (Street and number)

                      New York, NY  10169
                  (City, State and Zip Code)


PART II.  RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                    (a)      The reasons described in reasonable detail in
                             Part III of this form could not be eliminated without unreasonable effort or expense;

                    (b)      The subject quarterly report on Form 10-Q will
       [X] be filed on or before the fifth calendar day following the prescribed due date; and

                    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.  NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

         The Registrant has devoted all of its energy and attention to the further development of its business and, accordingly, is unable to file its Form 10-Q for the period ended September 30, 1996 within the prescribed time period without unreasonable effort and expense.

PART IV.  OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

    Frederic Hassid                           (212) 309-8707
        (Name)                       (Area code) (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                 [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 [ ] Yes [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            Ultimistics, Inc.
                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   November 14, 1996                   By:  /s/ Frederic Hassid
                                               Frederic Hassid
                                       Title:  Chief Executive Officer

                 Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION:
         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).